[GRAPHIC OMITTED]
TOMPKINS
   TRUSTCO INC.
   P.O. Box 460 - Ithaca, N.Y. 14851




VIA EDGAR
Wednesday, June 21, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:      Tompkins Trustco, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 16, 2006
         File No. 001-12709

Dear Mr. Cline,

         This letter is being submitted in response to your letter dated June 8, 2006 to Tompkins Trustco, Inc. (the "Company"), regarding your review of our responses, dated May 3, 2006, to the Commission's prior comments to the Company's Report on Form 10-K for the fiscal year ended December 31, 2005. Below I have detailed our specific response related to the Commission's addition comments set forth in your letter.

    1. General: Response: - Prior to December 2005, merchant card processing was a product offered through the Company's commercial banking subsidiaries and was marketed to our customers through our banking offices. Revenues from merchant processing activities represented 0.43% of the Company's total revenues in 2005, while balance sheet assets related to merchant processing activities, consisting of merchant card processing terminals, represented 0.01% of total assets. In December 2005, the Company entered into an agreement with NOVA Information Systems ("NOVA"), as its partner to provide customer service, processing services, and support operations to the Company's merchant card processing customers. Pursuant to the agreement, the Company's merchant customers existing at the time of the sale are being converted to NOVA's processing system and these customers are now serviced by NOVA. NOVA receives the revenues generated by the merchant card servicing business and is responsible for all servicing and maintenance expenses related thereto. The Company continues to market the product through our banking offices and continues to generate referral fees and income based on a percentage of net sales revenue from new customers referred to NOVA through the Company's bank subsidiaries.

         The Company does not produce detailed cash flow statements or statements of operations for operating business units below the subsidiary bank level. The Company does generate responsibility center (or cost center) reports that include certain direct income and expense information for certain products; however, these responsibility center reports do not reflect complete cash flows or results of operations. Although revenue and certain direct expenses related to merchant processing activities can be uniquely identified, merchant processing did not have a unique responsibility center within our organization. Employees involved in merchant processing activities were retained by the Company and are providing services in other capacities.

         We determined the gain on the sale of the merchant processing business by taking the amount received from NOVA and deducting certain expenses associated with the transition of the merchant processing business to NOVA. These expenses included amounts for the early termination of existing servicing contracts, the disposal and write-off of the merchant card equipment, and the transition of merchant card relationships to NOVA.

     The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in its Report on Form 10-K for the fiscal year ended December 31, 2005;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's Report on Form 10-K for the fiscal year ended December 31, 2005; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We appreciate your feedback on our Report on Form 10-K for the fiscal year ended December 31, 2005. I can assure you that the management team and board of directors of Tompkins Trustco, Inc. take seriously our responsibility for complete, timely, and accurate financial reporting and we will work diligently to completely address your comments as discussed above. If you have further comments or any questions related to our response to your letter, please call me at 607 273-3210.

Sincerely,

/s/ FRANCIS M. FETSKO
-------------------------
Francis M. Fetsko
Executive Vice President
& Chief Financial Officer